

October 16, 2013

Via E-mail
Carol J. Groeber
Controller and Principal Accounting Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

> **Re: Pernix Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 3, 2013**
> **File No. 333-92445**

Dear Ms. Groeber:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Proposal to Authorize Registration of Additional Common Shares and Deregistration of the Current Registration Statement for Common Shares, page 21

1.   It is not readily apparent what action is being submitted to the stockholders for their vote and approval. The description here suggests that the stockholders are being asked to "authorize the filing" of a new registration statement on a Form S-1 for a total of 11,245,585 shares of the company's common stock, while the proxy card describes the action as "Authorization of Issuance of New Common Shares." It appears that you intend to register the same number of shares that will be deregistered from the registration statement on Form S-1, File No.333-174539, declared effective on May 15, 2012. Assuming that there were no securities sold pursuant to the old registration statement, the filing of a new registration statement for the same number of securities would not appear to constitute an "Issuance of New Common Shares." We note that other than a change in the price per share for the 5,000,000 shares to be sold by the company, the offering terms between the two registration statements appear to remain

substantially the same. Please revise your disclosure to accurately describe the action(s) that you are submitting to the security holders for their approval and make corresponding changes to the proxy card. Please ensure that you provide a comprehensive discussion of the reasons for submitting the proposal to a vote of the security holders. In addition, please indicate what action you will take if there is a negative vote on the proposal by the security holders. Refer to Item 18 of Schedule 14A.

Item 5. Proposal to Authorize and the Designation of Series A Preferred Stock, page 21

2.   It appears that the security holders will be asked to approve an amendment to the company's certificate of incorporation to increase (i) the number of authorized preferred shares and (ii) the number of authorized Series A Cumulative Convertible Preferred Stock. As such, please revise your disclosure as well as the descriptive heading to accurately describe the item for which you are seeking stockholders' approval. Please make confirming changes to the proxy card.

3.   Please expand your disclosure to include the sections of the certificate of incorporation being amended. If true, please state that the terms of the preferred stock including Series A Preferred Stock will remain the same, or otherwise, revise your disclosure to observe the disclosure requirements of Item 11(b) of Schedule 14A.

4.   Please disclose whether further shareholder action will be required to authorize the issuance of the additional shares of preferred stock and Series A Preferred Stock being authorized. Refer to Item 11(c) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director